2018 FIRST QUARTER INTERIM REPORT

Financial and Operating Results
For the three-month period ended March 31, 2018
All dollar values are expressed in United States dollars unless otherwise stated

ø	First quarter production averaged 14,375 boepd (Egypt 11,777 bopd, Canada 2,598 boepd) with total sales of 11,753 boepd during the quarter;

ø	Positive first quarter funds flow of $3.9 million ($0.05 per share) (Q1 2017 - $2.5 million, $0.03 per share);

ø	Sold 235,930 barrels ("bbls") of entitlement crude oil to EGPC for $13.2 million to cover Egypt's in-country expenditures;

ø
Inventory of 1.0 million bbls of entitlement crude oil at quarter-end. The first lifting of 2018 was approximately 452,000 bbls and occurred on April 7, 2018 for proceeds of $26.5 million to be received in early May. EGPC has confirmed four liftings will occur in 2018;

ø	First quarter net loss of $10.1 million, including a $6.0 million unrealized loss on derivative commodity contracts;

ø	Ended the quarter with positive working capital of $45.3 million, which includes cash and cash equivalents of $31.1 million;

ø	Spent $4.6 million on exploration and development during the quarter;

ø	Drilled three oil wells (Arta-48, K-45 and K-46) in Egypt year to date;

ø	Canadian 2018 six well Cardium drilling plan is scheduled to commence in July;

ø	Western Desert exploration drilling program is expected to commence in NW Sitra during June, utilizing two drilling rigs;

ø	An agreement was reached with GPC to drill two additional wells in the M-field buffer-zone, which are expected to be put on production in Q3;

ø
Preparations are now at an advanced stage and the Company expects to complete the AIM process by the end of June. In addition, the Company intends to establish an executive office in London by September 2018.

A conference call to discuss TransGlobe's 2018 first quarter results as presented was held on Thursday, May 10, 2018 and can be accessed on the Company's website at http://www.trans-globe.com/investors/presentations-and-events/index.php

www.trans-globe.com
TSX: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 3
Corporate Summary	Page 4
Operations Update	Page 5
Management's Discussion and Analysis	Page 8
Condensed Consolidated Interim Financial Statements	Page 25
Notes to Condensed Consolidated Interim Financial Statements	Page 28

Annual General & Special Meeting of Shareholders

Thursday, May 10, 2018

3:00 p.m. Mountain Time

Centennial Place West Conference Centre

Bow River Room

3rd Floor, 250 5th Street S.W.

Calgary, Alberta, Canada

2	Q1-2018

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended March 31
Financial	2018	2017	% Change
Petroleum and natural gas sales	52,951	46,553	14
Petroleum and natural gas sales, net of royalties	24,715	22,461	10
Realized derivative loss on commodity contracts	(118)	—	100
Unrealized derivative loss on commodity contracts	(6,046)	(3,729)	62
Production and operating expense	10,465	10,123	3
Transportation costs	176	198	(11)
Selling costs	46	—	100
General and administrative expense	3,996	4,446	(10)
Depletion, depreciation and amortization expense	6,848	8,512	(20)
Income taxes expense	6,019	5,420	11
Cash flow used in operating activities	(7,155)	(2,497)	187
Funds flow from operations[1]	3,923	2,502	57
Basic per share	0.05	0.03
Diluted per share	0.05	0.03
Net loss	(10,120)	(12,877)	(21)
Basic per share	(0.14)	(0.18)
Diluted per share	(0.14)	(0.18)
Capital expenditures	4,635	10,718	(57)
Working capital	45,252	42,759	6
Long-term debt, including current portion	67,167	73,549	(9)
Note payable	—	11,259	(100)
Common shares outstanding
Basic (weighted average)	72,206	72,206	—
Diluted (weighted average)	72,206	72,206	—
Total assets	312,691	403,686	(23)

Operating
Average production volumes (boepd)	14,375	16,731	(14)
Average sales volumes (boepd)	11,753	13,826	(15)
Inventory (bbls)	1,012,730	1,528,295	(34)
Average sales price ($ per Boe)	50.06	37.41	34
Operating expense ($ per Boe)	9.89	8.14	22
Notes:
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Average reference prices	2018	2017
	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price (US$/bbl)	66.81	61.53	52.11	49.67	53.68
Edmonton Sweet index (US$/bbl)	56.98	54.26	45.32	46.03	48.37
Natural gas
AECO (C$/mmbtu)	2.08	1.69	1.45	2.78	2.69
US/Canadian Dollar average exchange rate	1.264	1.270	1.247	1.345	1.323

Q1-2018	3

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 14,375 barrels of oil equivalent per day ("boepd") during the first quarter of 2018, which was within the full-year 2018 production guidance range of 14,200 to 15,600 boepd. Egypt production was 11,777 barrels of oil per day ("bopd") and Canada production was 2,598 boepd.
The Company sold 235,930 barrels of inventoried entitlement crude oil to EGPC during the first quarter of 2018 for $13.2 million. The proceeds will be used to cover in-country expenditures of the Company's Egyptian operations. At quarter end the Company had approximately 1.0 million barrels of inventoried entitlement crude oil. Subsequent to the quarter, the Company lifted approximately 452,000 barrels ("bbls") of entitlement crude oil on April 7, 2018, with net proceeds of $26.5 million to be received in early May. All Canadian production was sold during the quarter.
Dated Brent oil prices averaged $66.81 per barrel in the first quarter of 2018. TransGlobe's crude oil is sold at a quality discount to Dated Brent and received a blended price of $56.20 per barrel during the quarter. TransGlobe's Canadian oil production received an average of $57.15 per barrel of oil and $1.70 per million cubic feet ("mcf") of natural gas during the first quarter. The Company had funds flow from operations of $3.9 million and ended Q1-2018 with positive working capital of $45.3 million, which included cash and cash equivalents of $31.1 million.
The Company experienced a net loss in the quarter of $10.1 million, including a $6.0 million unrealized loss on derivative commodity contracts. The loss on derivative commodity contracts represents a fair value adjustment on the Company's hedging contracts as at March 31, 2018.
In Egypt, the Company drilled two oil wells (Arta-48 in West Gharib and K-46 in West Bakr) during the quarter. Subsequent to the quarter, the Company drilled an oil well at K-45 in West Bakr and is currently drilling Arta-54 in West Gharib. Following Arta-54 the rig is scheduled to move to NW Gharib to drill a planned injector at NWG 38A-3. Concurrently, the Company is progressing the 2018 exploration drilling program in the Western Desert with the first two wells (NWS 9 and NWS 12) targeting a June start utilizing two drilling rigs.
In Canada, a planned turnaround at the main third-party owned and operated natural gas processing plant in Harmattan will result in the majority of the Company's Canadian production being shut-in during May. To coincide with this, the Company commenced a planned 3 to 4 week turnaround/maintenance program at its central oil processing battery and main natural gas compressor site in early May. The 2018 production guidance numbers include the planned turnaround. Additionally, in July 2018 the Cardium development drilling program is scheduled to commence. The planned Cardium drilling program, consisting of six horizontal wells (including one two-mile horizontal), will be drilled from a common pad to improve efficiencies and reduce costs commencing in Q3.
The Company has undertaken an extensive review of its existing stock market listings and its current and potential common share investors. The Company determined that although oil prices have shown tangible and structural improvement in Q4-2017 and Q1-2018, its share price and liquidity have not responded to that improvement despite significant increases in profitability and funds flow. The Company concluded that a listing on the London Stock Exchange’s AIM is expected to provide access to a significant pool of investors who currently do not have adequate access to TransGlobe’s common shares and should eventually improve its profile by placing TransGlobe alongside many of its international Exploration and Production peers. In addition, an AIM listing, may attract European analyst coverage focused on international companies similar to TransGlobe. TransGlobe has retained Canaccord Genuity as its nominated advisor (“NOMAD”) to support the listing on AIM. Preparations are now at an advanced stage and the Company expects expects to complete the AIM process by the end of June. In addition, the Company intends to establish an executive office in London by September 2018.

4	Q1-2018

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the first quarter, the Company drilled the Arta-48 development well in the Arta Red Bed pool. Arta-48 targeted the northern extension of the main Arta Red Bed pool in the boundary area between the Arta pool and the offsetting new development lease (“DL”) in the NW Gharib concession (DL #3). The Arta-48 well is the first well drilled in the buffer zone and encountered 45 feet of Red Bed formation with an internally estimated 20 feet of net oil pay. The Red Bed conglomerate section encountered in Arta-48 is scheduled for a frac stimulation in May.

The Company is currently drilling a second Arta Nukhul/Red Bed development well at Arta-54, targeting the northern extension of the main Arta Red Bed pool. The Arta-54 location will be the second well drilled in the boundary area between the Arta pool and the offsetting new development lease DL #3 in NW Gharib.

Production
Production from West Gharib averaged 5,104 bopd to TransGlobe during the quarter, a 2% (89 bopd) increase from Q4-2017 due to accelerated well servicing efforts during Q1-2018, partially offset by natural declines.

Production averaged 4,975 bopd during April.

Sales
The Company sold 235,930 barrels of inventoried entitlement crude oil to EGPC for $13.2 million in Q1-2018.

Quarterly West Gharib Production (bopd)	2018	2017
	Q-1	Q-4	Q-3	Q-2
Gross production rate	5,104	5,015	5,741	6,389
TransGlobe working interest	5,104	5,015	5,741	6,389
TransGlobe production inventoried (sold)	(21)	774	(5,715)	(92)
Total sales	5,125	4,241	11,456	6,481
Government share (royalties and tax)	2,504	2,459	2,826	3,155
TransGlobe sales (after royalties and tax)[1]	2,621	1,782	8,630	3,326
Note:
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.
West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the first quarter, the K-46 oil well was drilled and placed on production. The K-46 well encountered an internally estimated 111 feet of net oil pay with 96 feet attributed to the main Asl A formation (A1, A2, and A3) and 15 feet of oil pay in the Asl B over water. The well was initially completed in the Asl B zone to obtain a production rate prior to perforating the main Asl A formation. The Asl B produced approximately 45 bopd with water. In late April, the Asl A was perforated and commingled with the Asl B formation and placed on production. The well is currently producing 120 bopd and will be optimized during the second quarter in conjunction with the Company’s facility upgrades at West Bakr K Station and high-volume lift initiatives.
Subsequent to the quarter, the Company drilled the second South K-field development well at K-45, which was targeting the main Asl A sand in a crestal position in South K-field. The well was drilled to a total depth of 5,831 feet and encountered main Asl A sand approximately 66 feet structurally higher than the K-46 well and is structurally the highest well in South K-field Asl A & B pools. K-45 encountered an internally estimated 195 feet of net oil pay comprising 120 feet of net oil pay in the Asl A pool (A1, A2 and A3) and 75 feet of net oil pay in the Asl B pool. The K-45 well was completed in the Asl B formation and placed on production at an initial rate of 300 bopd in early May 2018.
Up to three additional wells are planned for West Bakr in late Q2/early Q3, including two wells inside the recently negotiated reduced buffer zone targeting the M-field Asl A formation.

The Company also has an active recompletion campaign scheduled throughout 2018, targeting low-risk behind pipe opportunities in addition to water-flood optimization opportunities.  The majority of these opportunities reside in the West Bakr K-field where the Company has completed construction of the Phase 2 K-field facility expansion to double the current fluid handling capacity. Commissioning of Phase 2 has commenced and will be operational in May. Concurrent with the K-field facility expansions the drilling rig was used to re-enter and deepen a legacy well (K-5) for water disposal. The K-5 water disposal well is scheduled for completion in May 2018 to handle additional planned water production from the expanded facilities. Following Phase 2 commissioning, construction will commence on Phase 3 to add a third process train and triple the original facility capacity by year end. The expansions will allow for accelerated fluid withdrawal rates supporting incremental production volumes and additional reserves from both West Bakr K and M fields.

Q1-2018	5

Production
Production from West Bakr averaged 5,274 bopd to TransGlobe during the quarter, a 5% (250 bopd) increase from the previous quarter due to accelerated well servicing efforts and recompletion activity in K South during the quarter, partially offset by natural declines.

Production averaged 5,683 bopd during April.

Sales
TransGlobe did not sell its entitlement share of production from West Bakr during Q1-2018.

Quarterly West Bakr Production (bopd)	2018	2017
	Q-1	Q-4	Q-3	Q-2
Gross production rate	5,274	5,024	5,651	6,085
TransGlobe working interest	5,274	5,024	5,651	6,085
TransGlobe production inventoried (sold)	2,136	(3,511)	2,288	(3,202)
Total sales	3,138	8,535	3,363	9,287
Government share (royalties and tax)	3,138	2,990	3,363	3,621
TransGlobe sales (after royalties and tax)[1]	—	5,545	—	5,666
Note:
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the quarter.

The drilling rig is scheduled to move to NW Gharib following the Arta-54 well to drill NWG 38A-3. The NWG 38A-3 well is planned as a water injection well to provide reservoir pressure support and enhanced recovery in the NWG 38 Red Bed pool. The first three wells drilled in the NWG 38 pool did not encounter a water leg and are currently producing at a combined, restricted rate of approximately 920 bopd. It is expected that the current production rates will be optimized upon completion of the water injection scheme and stabilized reservoir pressures.

The Company will be stimulating and completing two drilled and uncompleted wells (DUC’s) in the NWG 1 and NWG 5 Development Areas (discovered in 2014) during the second quarter of 2018. The NWG 1 and NWG 5 wells encountered a tight Red Bed conglomerate sequence, which requires stimulation to produce, and are expected to produce at similar rates to TransGlobe's Arta Nukhul wells which typically have an initial 30-day production rate (IP 30) of 150-180 bopd with ultimate recoveries of 120-150 thousand barrels ("Mbbls") per well on primary production.

Production

Production from NW Gharib averaged 1,399 bopd during the quarter, a 15% (187 bopd) increase from the previous quarter, primarily due to production from the NWG 38A2 well placed online in late December 2017.

Production averaged 1,213 bopd during April.

Sales
TransGlobe did not sell its entitlement share of production from NW Gharib during the quarter.

Quarterly North West Gharib Production (bopd)	2018	2017
	Q-1	Q-4	Q-3	Q-2
Gross production rate	1,399	1,212	876	1,377
TransGlobe working interest	1,399	1,212	876	1,377
TransGlobe production inventoried (sold)	507	439	318	499
Total sales	892	773	558	878
Government share (royalties and tax)	892	773	558	878
TransGlobe sales (after royalties and tax)[1]	—	—	—	—
Note:
[1] Under the terms of the North West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

6	Q1-2018

WESTERN DESERT
South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the quarter.
The Company has approved a Jurassic exploration well for South Alamein in its 2018 capital plan. This well has not received military approval for access. The Company has entered into discussions with EGPC to extend the concession beyond the June 2018 expiry to facilitate additional dialogue with the military and to evaluate alternative solutions. EGPC has indicated an extension is possible although it is not finalized at this time.

South Ghazalat and North West Sitra, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the quarter.
The Company is targeting to test four independent structures on South Ghazalat and North West Sitra and is expected to commence drilling in the NW Sitra concession utilizing two rigs in June 2018. The larger 2,000 HP drilling rig will drill NWS 12 targeting a stacked Cretaceous/Jurassic prospect. The smaller 1,000 HP drilling rig will drill NWS 9 targeting a stacked Cretaceous prospect. Following NWS 9, this rig will be moved to the South Ghazalat Concession to drill two independent stacked Cretaceous structures.  The four, basin opening wells in NW Sitra and S. Ghazalat could de-risk 13 of the 21 additional prospects currently mapped on 3-D seismic. The Company has not budgeted any production from the Western Desert exploration assets in 2018.
CANADA
Operations and Exploration
No wells were drilled during the quarter.
In Canada, the Company commenced a planned 3-to-4 week turnaround/maintenance program at the Company’s central oil processing battery and main natural gas compressor site in early May. The work has been scheduled to coincide with a planned turnaround at the main natural gas processing plant in the Harmattan area, which is operated by a third party. It is expected that the majority of the Canadian production will be shut-in during May 2018 due to this planned outage. TransGlobe's 2018 production guidance numbers include the planned turnaround.
In addition, the Company is finalizing the 2018 Cardium drilling program, which is scheduled to commence in July. The 2018 Cardium development program of six horizontal wells will be drilled from a common pad to improve efficiencies and reduce costs. The Company is planning to drill one two-mile extended reach horizontal (“ERH”) well to evaluate the performance of ERH wells in the Harmattan area.  The remainder of the 2018 program will be one-mile horizontal wells.
The Company will continue to evaluate properties for acquisition in the greater Harmattan area.
Production
Production from Canada averaged 2,598 boepd (60% oil and liquids) to TransGlobe during the quarter, a 4% (102 boepd) decrease from the previous quarter primarily due to natural declines offset by the 2017 Cardium three-well drilling campaign.
Production averaged 2,492 boepd for April.

Quarterly Canada Production (boepd)	2018	2017
	Q-1	Q-4	Q-3	Q-2
Canada crude oil (bbls/d)	675	775	518	496
Canada NGLs (bbls/d)	894	915	1,081	919
Canada natural gas (mcf/d)	6,176	6,058	6,268	7,191
Total production (boe/d)	2,598	2,700	2,644	2,613

Q1-2018	7

MANAGEMENT'S DISCUSSION AND ANALYSIS
May 8, 2018
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2018 and 2017, and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2017 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") in the currency of the United States, except where otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated changes to TransGlobe Energy Corporation's ("TransGlobe" or the "Company") reserves and production, collection of accounts receivable from the Egyptian Government, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2018, including expected 2018 average production, funds flow from operations, the 2018 capital program for exploration and development, the timing and method of financing thereof, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward‑looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from the Egyptian Government Petroleum Company ("EGPC"), ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards ("IFRS") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

8	Q1-2018

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.
Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
MANAGEMENT STRATEGY AND OUTLOOK
The 2018 outlook provides information as to management’s expectation for results of operations for 2018. Readers are cautioned that the 2018 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management's Discussion & Analysis ("MD&A").
2018 Outlook
The 2018 production outlook for the Company is provided as a range to reflect timing and performance contingencies.
Total corporate production is expected to range between 14,200 and 15,600 barrels of oil equivalent per day ("boepd") for 2018 (mid-point of 14,900 boepd) with a 94% weighting to oil and liquids. Egypt oil production is expected to range between 12,000 and 13,000 barrels of oil per day ("bopd") in 2018. Canadian production is expected to range between 2,200 and 2,600 boepd in 2018, inclusive of an adjustment for a one month shut-in for plant and facility turnarounds scheduled for May in the Harmattan area. The May shut-in is expected to reduce corporate production by approximately 200 boepd on an annualized basis.
Production and operating expenses have increased to $9.89 per barrel of oil equivalent ("boe") in Q1-2018. The increase was mainly due to workovers and upward pressure on costs from strengthening oil prices. While the increases in production and operating expenses are expected to moderate throughout the remainder of 2018, these costs will be higher than expected if commodity prices remain flat or continue to increase from current levels.
Funds flow from operations in any given period will be dependent upon the timing of crude oil tanker liftings in Egypt and the market price of the crude oil sold. Since these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2018. Funds flow from operations and inventory levels in Egypt are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
2018 Capital budget
The Company’s 2018 budgeted capital program of $41.3 million (before capitalized G&A) includes $29.1 million for Egypt and $12.2 million (C$15.3 million) for Canada. The 2018 capital program is balanced to anticipated funds flow from operations using a $55/barrel ("bbl") Brent oil price forecast. The capital program may be increased if the recent run-up in Brent prices is sustained.
Egypt
The $29.1 million capital program for Egypt has $11.7 million (40%) allocated to exploration and $17.4 million (60%) to development. The $11.7 million 2018 exploration program is focused entirely on the Western Desert with up to five exploration wells planned (two wells in South Ghazalat, two wells in NW Sitra and one well in South Alamein). The $17.4 million 2018 development program, focused on the Eastern Desert includes: eight development wells (five in West Bakr, two in NW Gharib and one in West Gharib) and development/maintenance projects in West Bakr, NW Gharib and West Gharib.
The primary focus of the 2018 Egypt capital plan is to sustain/grow Eastern Desert production and to evaluate the Company’s one million+ acres of exploration lands in the Western Desert. The exploration program is designed to test an independent structure at South Alamein to prove up additional oil reserves on the concession and to test four independent structures on South Ghazalat and NW Sitra. The South Ghazalat and NW Sitra exploration wells are basin opening prospects which could also de-risk 13 of 21 additional prospects mapped on 3-D seismic. No production is budgeted from the Western Desert exploration assets in 2018.
Canada
The $12.2 million (C$15.3 million) budgeted program for Canada currently consists of six horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan and additional maintenance/development capital. The Cardium drilling program in 2018 provides growth in oil and liquids production. The development program is expected to increase the Canadian oil and liquids production weighting to approximately 67% from 60% in 2017.
The Company is finalizing the 2018 Cardium drilling program, which is scheduled to commence in July. The 2018 Cardium development program of six horizontal wells will be drilled from a common pad to improve efficiencies and reduce costs. The Company is planning to drill one two-mile extended reach horizontal (“ERH”) well to evaluate the performance of ERH wells in the Harmattan area.  The remainder of the 2018 program will be one-mile horizontal wells.

The 2018 capital program is summarized in the following table:

	TransGlobe 2018 Capital ($MM)					Gross Well Count
	Development		Exploration		Total	Drilling
Concession	Wells*	Other	Wells*	Seismic		Devel	Explor	Total
West Gharib	2.6	1.1	—	—	3.7	1	—	1
West Bakr	7.3	3.1	—	—	10.4	5	—	5
NW Gharib	2.4	0.9	—	—	3.3	2	—	2
NW Sitra	—	—	5.2	0.2	5.4	—	2	2
South Ghazalat	—	—	3.3	0.2	3.5	—	2	2
South Alamein**	—	—	2.8	—	2.8	—	1	1
Egypt	$12.3	$5.1	$11.3	$0.4	$29.1	8	5	13
Canada	$11.2	1.0	—	—	$12.2	6	—	6
2018 Total	$23.5	$6.1	$11.3	$0.4	$41.3	14	5	19
Splits (%)	72%		28%		100%	74%	26%	100%
*Wells includes new wells, completions, workover, recompletions and equipping.
**Under review due to access restrictions

NON-GAAP FINANCIAL MEASURES
Funds flow from operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Reconciliation of funds flow from operations

	Three months ended March 31
($000s)	2018	2017
Cash flow from operating activities	(7,155)	(2,497)
Changes in non-cash working capital	11,078	4,999
Funds flow from operations[1]	3,923	2,502
Note:
[1]  Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Net debt-to-funds flow from operations ratio
Net debt-to-funds flow from operations is a measure that is used to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt including the current portion, plus working capital, over funds flow from operations for the trailing twelve months. Net debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude are recognized at production. Netbacks fluctuate depending on the timing of entitlement oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian publicly-traded oil and gas exploration and development company whose activities are concentrated in two geographic areas: the Arab Republic of Egypt (“Egypt”) and Alberta, Canada.

10	Q1-2018

SELECTED QUARTERLY FINANCIAL INFORMATION

	2018	2017				2016
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4[3]	Q-3	Q-2
Operations
Average production volumes
Crude oil (bbls/d)	12,452	12,027	12,786	14,347	14,514	12,861	11,733	11,472
NGLs (bbls/d)	894	915	1,081	919	1,037	134	—	—
Natural gas (mcf/d)	6,176	6,059	6,268	7,191	7,075	916	—	—
Total (boe/d)	14,375	13,952	14,912	16,465	16,731	13,148	11,733	11,472
Average sales volumes
Crude oil (bbls/d)	9,830	14,324	15,894	17,141	11,610	7,018	11,485	11,783
NGLs (bbls/d)	894	915	1,081	919	1,037	134	—	—
Natural gas (mcf/d)	6,176	6,059	6,286	7,191	7,075	916	—	—
Total (boe/d)	11,753	16,249	18,020	19,259	13,826	7,305	11,485	11,783
Average realized sales prices
Crude oil ($/bbl)	56.26	53.25	44.82	39.46	41.66	37.38	34.43	30.27
NGLs ($/bbl)	27.72	26.86	18.90	21.08	19.08	12.33	—	—
Natural gas ($/mcf)	1.70	0.94	1.65	2.14	1.96	1.80	—	—
Total oil equivalent ($/boe)	50.06	48.80	41.24	36.92	37.41	36.45	34.43	30.27
Inventory ("Mbbls")	1,013	777	988	1,274	1,528	1,265	729	707
Petroleum and natural gas sales	52,951	72,954	68,372	64,711	46,553	24,501	36,376	32,461
Petroleum and natural gas sales, net of royalties	24,715	40,725	44,839	40,439	22,461	5,217	20,704	19,786
Cash flow from operating activities	(7,155)	44,263	20,437	(2,753)	(2,497)	6,355	(14,857)	6,011
Funds flow from operations[1]	3,923	17,018	19,217	16,855	2,502	(9,904)	2,347	2,026
Funds flow from operations per share
- Basic	0.05	0.24	0.27	0.23	0.03	(0.14)	0.03	0.03
- Diluted	0.05	0.24	0.27	0.23	0.03	(0.14)	0.03	0.03
Net loss	(10,120)	(2,382)	(6,855)	(56,622)	(12,877)	(33,997)	(25,369)	(12,050)
Net loss - diluted	(10,120)	(2,382)	(6,855)	(56,622)	(12,877)	(38,641)	(25,369)	(12,050)
Net loss per share
- Basic	(0.14)	(0.03)	(0.09)	(0.78)	(0.18)	(0.47)	(0.35)	(0.17)
- Diluted	(0.14)	(0.03)	(0.09)	(0.78)	(0.18)	(0.49)	(0.35)	(0.17)
Capital expenditures	4,635	9,078	10,133	8,229	10,718	8,863	8,692	4,838
Property expenditures	—	—	—	—	—	59,475	—	—
Total assets	312,691	327,702	338,802	337,596	403,686	406,142	414,363	433,013

Cash and cash equivalents	31,084	47,449	21,464	13,780	21,324	31,468	100,405	124,308
Working capital	45,252	50,639	58,815	60,319	42,759	(16,764)	53,029	65,413
Convertible debentures	—	—	—	—	—	72,655	74,854	70,639
Note payable	—	—	—	—	11,259	11,162	—	—
Total long-term debt, including current portion	67,167	69,999	79,839	83,725	73,549	—	—	—
Net debt-to-funds flow from operations ratio[2]	0.4	0.3	0.7	2.0	(13.9)	(12.0)	(2.3)	(0.4)
  [1] Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]  Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures and working capital over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[3]  The Q4-2016 information includes the results of the operations of the Harmattan assets in Alberta, Canada from December 20, 2016 to December 31, 2016 (12 days). The Harmattan assets were acquired in a transaction that closed on December 20, 2016 (effective December 1, 2016).

During the first quarter of 2018, TransGlobe:

•	Reported positive working capital of $45.3 million (including $31.1 million in cash and cash equivalents) at March 31, 2018;

•	Reported a net loss of $10.1 million, which included a $6.0 million unrealized derivative loss on commodity contracts (mark-to-market loss on the Company's hedging contracts);

•	Experienced a 14% increase in petroleum and natural gas sales compared with Q1-2017, which was principally due to an overall improvement in commodity prices;

•
Recorded positive funds flow from operations of $3.9 million compared with $2.5 million in Q1-2017. The increase was primarily the result of a 34% increase in realized prices combined with a 10% decrease in general and administrative expenses ("G&A"), partially offset by an increase to royalties and current income taxes of $4.7 million;

Q1-2018	11

•
Reported a 14% decrease in production volumes as compared to Q1-2017 primarily due to lower production in Egypt associated with natural declines in well production, partially offset by workovers and development drilling from 2017;

•	Sold 235,930 bbls of inventoried entitlement crude oil to EGPC and ended Q1-2018 with crude oil inventory of 1.0 million barrels an increase of 236 thousand barrels ("Mbbls") at December 31, 2017; and

•	Spent $4.6 million on capital programs, which was funded entirely with funds flow from operations and cash on hand.
2018 TO 2017 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
Q1-2017 net loss	(12,877)	(0.18)
Cash items
Volume variance	(9,343)	(0.13)	74
Price variance	15,740	0.22	(122)
Royalties	(4,144)	(0.06)	32
Expenses:
Production and operating	(342)	—	3
Transportation	22	—	—
Selling costs	(46)	—	—
Cash general and administrative	488	0.01	(4)
Current income taxes	(599)	(0.01)	5
Realized foreign exchange loss	(8)	—	—
Realized derivative loss	(118)	—	1
Interest on long-term debt	249	—	(2)
Other income	68	—	(1)
Total cash items variance	1,967	0.03	(14)
Non-cash items
Unrealized derivative loss	(2,317)	(0.03)	18
Unrealized foreign exchange gain	(4)	—	—
Unrealized loss on financial instruments	151	—	(1)
Depletion and depreciation	1,664	0.02	(13)
Accretion	(7)	—	—
Impairment loss	1,191	0.02	(9)
Stock-based compensation	(38)	—	—
Deferred lease inducement	1	—	—
Gain on asset disposition	198	—	(2)
Amortization of deferred financing costs	(49)	—	—
Total non-cash items variance	790	0.01	(7)
Q1-2018 net loss	(10,120)	(0.14)	(21)
TransGlobe recorded a net loss of $10.1 million in Q1-2018 compared to a net loss of $12.9 million in Q1-2017. The average realized sales price in Q1-2018 was $50.06 per boe versus $37.41 per boe in the same period of the prior year. The 34% increase resulted in a positive cash variance of $15.7 million, which was the largest earnings variance item. The increase was partially offset by decreased revenues as a result of a reduction in sales volumes as well as increased royalties and current income taxes expenses, which created a combined negative earnings variance of $14.1 million. Operating expenses increased $0.3 million in Q1-2018 compared with Q1-2017 primarily as a result of an increase in Canada expenses in Q1-2018 due to workovers performed on five wells, as well as additional costs incurred due to cold winter weather. Cash general and administrative expenses decreased $0.5 million in Q1-2018 compared with Q1-2017, principally due to lower compensation costs in the first quarter of 2018. Interest on long-term debt expense decreased $0.2 million in Q1-2018 compared with Q1-2017 mainly due to the Company reducing debt balances through repayments and replacing its note payable with the lower-rate reserves-based facility.
The largest non-cash earnings variance item in Q1-2018 compared to Q1-2017 related to the unrealized derivative loss on commodity contracts resulting from changes in the market price of oil causing fluctuations in the mark-to-market amount of the Company's oil derivatives. Lower production volumes resulted in a $1.7 million positive earnings variance in depletion, depreciation and amortization expense ("DD&A") for Q1-2018. A $1.2 million positive variance was caused by an impairment loss recorded on the Company's exploration and evaluation assets at South West Gharib in Q1-2017 while no such impairment was made in Q1-2018.

12	Q1-2018

BUSINESS ENVIRONMENT
The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

Average Reference Prices and Exchange Rates	2018	2017
	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price (US$/bbl)	66.81	61.53	52.11	49.67	53.68
Edmonton Sweet index (US$/bbl)	56.98	54.26	45.32	46.03	48.37
Natural gas
AECO (C$/mmbtu)	2.08	1.69	1.45	2.78	2.69
US/Canadian Dollar average exchange rate	1.264	1.270	1.247	1.345	1.323

In Q1-2018, the price of Dated Brent oil averaged 24% and 9% higher compared with Q1-2017 and Q4-2017, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (production sharing oil). Depending on the contract, the Egyptian government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices. If oil prices are sufficiently low and the Ras Gharib/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSC and any eligible extension periods.
Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013 but has now returned to historical, pre-2011, delays of up to four to six months. As at March 31, 2018, amounts owing from EGPC were $18.8 million.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company enjoys a 30-day collection cycle on liftings as a result of direct marketing to third party international buyers. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

In the first quarter of 2018, the price of Edmonton Sweet index oil expressed in USD averaged 18% and 5% higher compared with Q1-2017 and Q4-2017, respectively. In Q1-2018, the price of the AECO natural gas average decreased 23% and increased 23% compared with Q1-2017 and Q4-2017, respectively.
OPERATING RESULTS AND NETBACK
Daily volumes, working interest before royalties (boepd)

Production Volumes
	Three months ended March 31
	2018	2017
Egypt crude oil (bbls/d)	11,777	13,948
Canada crude oil (bbls/d)	675	566
Canada NGLs (bbls/d)	894	1,037
Canada natural gas (mcf/d)	6,176	7,075
Total Company (boe/d)	14,375	16,731

Sales Volumes (excludes volumes held as inventory)
	Three months ended March 31
	2018	2017
Egypt crude oil (bbls/d)	9,155	11,044
Canada crude oil (bbls/d)	675	566
Canada natural gas (mcf/d)	894	1,037
Canada NGLs (bbls/d)	6,176	7,075
Total Company (boe/d)	11,753	13,826

Q1-2018	13

Netback

Consolidated Netback
	Three months ended March 31
	2018		2017
(000s, except per boe amounts)[1]	$	$/boe	$	$/boe
Petroleum and natural gas sales	52,951	50.06	46,553	37.41
Royalties and other[2]	28,236	26.69	24,092	19.36
Current taxes[2]	6,019	5.69	5,420	4.36
Production and operating expenses	10,465	9.89	10,123	8.14
Transportation	176	0.17	198	0.16
Selling costs	46	0.04	—	—
Netback	8,009	7.58	6,720	5.39
[1] The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended March 31, 2018 and March 31, 2017 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at March 31, 2018).

[2] Royalties and taxes are settled on a production basis. Fluctuations in royalties and taxes attributable to oil sales are dependent on the sale of inventoried entitlement oil.

Canada
	Three months ended March 31
	2018		2017
(000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	3,472	57.15	2,487	48.82
Natural gas sales	947	10.22	1,245	11.73
NGL sales	2,230	27.72	1,781	19.08
Total sales	6,649	28.43	5,513	22.02
Royalties	1,265	5.41	1,177	4.70
Production and operating expenses	2,003	8.57	1,577	6.30
Transportation	176	0.75	198	0.79
Netback	3,205	13.70	2,561	10.23
Netbacks in Canada were $13.70 per boe for the first quarter of 2018, which represents an increase of $3.47 per boe as compared with Q1-2017. The increase is mainly due to an increase in the total realized sales price of $6.41 per boe, partially offset by increases of 36% in production and operating expenses and 15% in royalties on a per boe basis. The increase in operating costs is partially attributed to five workovers conducted during Q1-2018 and increased costs associated with a colder than normal winter. For the three months ended March 31, 2018, the Company's Canadian operations incurred $1.3 million in royalty costs, compared with $1.2 million for the same period in 2017. Royalties amounted to 19% and 21% of petroleum and natural gas sales revenue in Q1-2018 and Q1-2017, respectively.
TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs, which usually have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense.

Egypt
	Three months ended March 31
	2018		2017
(000s, except per bbl amounts)[1]	$	$/bbl	$	$/bbl
Oil sales	46,302	56.20	41,040	41.29
Royalties[2]	26,971	32.74	22,915	23.05
Current taxes[2]	6,019	7.31	5,420	5.45
Production and operating expenses	8,462	10.27	8,546	8.60
Selling costs	46	0.06	—	—
Netback	4,804	5.82	4,159	4.19
[1] The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended March 31, 2018 and March 31, 2017 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at March 31, 2018).

[2] Royalties and taxes are settled on a production basis. Fluctuations in royalties and taxes attributable to oil sales are dependent on the sale of inventoried entitlement oil.
Netbacks in Egypt increased by $1.63 per bbl in Q1-2018 compared with Q1-2017. The increased netback was principally the result of a 36% increase in realized oil prices in Q1-2018 compared with Q1-2017.
Production and operating expenses decreased by $0.1 million in Q1-2018 compared with Q1-2017, principally due to an increase in operating costs capitalized into inventory, partially offset by higher diesel fuel costs and increased well servicing. On a per bbl basis, production and operating costs increased by 19% in Q1-2018 compared with Q1-2017 as lower sales volumes in Q1-2018 resulted in a per bbl increase. The Company did not incur any selling costs in Q1-2017 as all entitlement oil sold was purchased by EGPC. The selling costs in Q1-2018 were due to fees paid to the Company's third-party marketer in accordance with the marketing agreement.
Royalties and taxes as a percentage of revenue increased to 71% in Q1-2018 from 69% in Q1-2017. Royalties and taxes are settled on a production basis, so the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes in Q1-2018, the Q1-2018 royalties and taxes as a percentage of revenue would have been 55% (Q1-2017 - 55%). In

14	Q1-2018

periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs dictate. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms of the PSCs dictate.
The average selling price in Q1-2018 was $56.20/bbl (Q1-2017 - $41.29), which was $10.61/bbl lower than the average Dated Brent oil price of $66.81/bbl for the period (Q1-2017 - $53.68/bbl). The difference between the average selling price in Q1-2018 and the Dated Brent price is due to a gravity/quality adjustment and is also impacted by the timing of direct sales.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three months ended March 31
	2018		2017
(000s, except boe amounts)	$	$/boe	$	$/boe
G&A (gross)	4,023	3.80	4,749	3.82
Stock-based compensation	267	0.25	229	0.18
Capitalized G&A and overhead recoveries	(294)	(0.28)	(532)	(0.43)
G&A (net)	3,996	3.77	4,446	3.57
G&A expenses (net) decreased 10% (increased 6% on a per boe basis) in Q1-2018 compared with Q1-2017 primarily due to reduced compensation expense in Q1-2018.
Capitalized G&A decreased 45% (35% on a per boe basis) in Q1-2018 compared with Q1-2017, which is consistent with the decrease in capital expenditures in Q1-2018 relative to Q1-2017.

FINANCE COSTS
Finance costs for the three-month period ended March 31, 2018 decreased to $1.3 million compared with $1.5 million for the same period in 2017.

	Three months ended March 31
(000s)	2018	2017
Long-term debt	$1,140	$128
Reserves-based lending facility	110	—
Note payable	—	282
Convertible debentures	—	1,089
Amortization of deferred financing costs	98	49
Finance costs	$1,348	$1,548
Prepayment agreement
On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria Energy Trading SA ("Mercuria") of Geneva, Switzerland.
TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021 and advances bear interest at a rate of LIBOR plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. The prepayment agreement is classified as long-term debt in the Company's financial statements. Financing costs of $1.5 million included in long-term debt in Q1-2017 are being amortized over the term of the agreement using the effective interest rate method. Interest expense for the prepayment agreement for the three months ended March 31, 2018 was $1.1 million.
The prepayment agreement is subject to certain covenants, the details of which are outlined in Note 11 to the Company's Condensed Consolidated Interim Financial Statements.
Reserves-based lending facility

As at March 31, 2018, the Company had in place a revolving Canadian reserves-based lending facility with Alberta Treasury Branches ("ATB") totalling C$30.0 million ($24.0 million), of which C$10.7 million ($8.3 million) was outstanding.

The facility borrowing base is re-calculated no less frequently than on a semi-annual basis of May 31 and November 30 of each year, or as requested by the lender. The lender shall notify the Company of each change in the amount of the borrowing base. In the event the lender re-calculates the borrowing base to be an amount less than the borrowings outstanding under the facility, the Company shall repay the difference between such borrowings outstanding and the new borrowing base within 45 days of receiving notice of the new borrowing base.

The Company may request an extension of the term date by no later than 90 days prior to the then current term date and the lender may, in its sole discretion, agree to extend the term date for a further period of 364 days. Unless extended, any unutilized amount of the facility will be cancelled and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The original term date was set at May 11, 2018, however in April 2018 the Company amended and extended the facility to May 11, 2019. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date. If no extension is granted by the lender, the amounts owing pursuant

Q1-2018	15

to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing 12 months cash flow ratio. The revolving reserves-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million included in long-term debt are being amortized over the term of the agreement using the effective interest rate method.
DEPLETION AND DEPRECIATION (“DD&A”)

	Three months ended March 31
	2018		2017
(000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt	4,544	5.51	6,114	6.15
Canada	2,226	9.52	2,302	9.19
Corporate	78	—	96	—
	6,848	6.47	8,512	6.84
In Egypt, DD&A decreased 10% on a per bbl basis in the three months ended March 31, 2018 compared to the same period in 2017. The decrease primarily related to a lower depletable cost base and decreased production volumes resulting in a lower depletion expense.
In Canada, in the three months ended March 31, 2018, DD&A per bbl increased 4% from the same period in 2017 while DD&A expense decreased to $2.2 million from $2.3 million. The decrease in expense and the increase per bbl were mainly due to lower production volumes of natural gas and NGLs resulting in reduced depletion expense and a reduction in the number of barrels used in the calculations in Q1-2018 compared with Q1-2017.
IMPAIRMENT LOSS
In the first quarter of 2018, TransGlobe determined that there were no indicators of impairment and therefore did not record an impairment charge for any of its assets. During the first quarter of 2017, the Company recorded an non-cash impairment loss of $1.2 million on its exploration and evaluation assets for the South West Gharib concession in Egypt. South West Gharib was relinquished in 2017.
CAPITAL EXPENDITURES

	Three months ended March 31
($000s)	2018	2017
Egypt	4,352	10,670
Canada	275	48
Corporate	8	—
Total	4,635	10,718
In Egypt, total capital expenditures in Q1-2018 were $4.4 million (Q1-2017 - $10.7 million), including $1.7 million of capitalized drilling costs and $1.9 million of facilities-related capital. During the first quarter of 2018, the Company drilled two development wells at Arta-48 and K-46. No exploration wells were drilled in the first three months of 2018.
In addition, the Company capitalized $0.3 million of G&A costs in the first quarter of 2018 (Q1-2017 - $0.5 million) related to capital projects.
OUTSTANDING SHARE DATA
As at March 31, 2018, the Company had 72,205,369 common shares issued and outstanding and 3,804,553 stock options issued and outstanding, which are exercisable in accordance with their terms into an equal number of common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. A lower price environment and decreased debt will result in a low ratio for TransGlobe. The ratio was 0.4 at March 31, 2018 (December 31, 2017 - 0.3). The Company's funds flow from operations varies significantly from quarter to quarter, depending on the timing of tanker liftings, and these fluctuations in funds flow impact the Company's debt-to-funds flow from operations ratio. TransGlobe's management will continue to steward capital programs and focus on cost reductions in order to maintain balance sheet strength through the current low oil price environment.

16	Q1-2018

The following table illustrates TransGlobe’s sources and uses of cash during the three-month periods ended March 31, 2018 and 2017:

Sources and Uses of Cash
	Three months ended March 31
($000s)	2018	2017
Cash sourced
Funds flow from operations[1]	3,923	2,502
Proceeds from asset disposition	198	—
Increase in long-term debt	141	75,000
Transfer from restricted cash	—	1,950
Other	—	235
	4,262	79,687
Cash used
Capital expenditures	4,635	10,718
Repayment of long-term debt	2,797	—
Finance costs	1,248	2,191
Repayment of convertible debentures	—	73,375
Deferred financing costs	—	1,500
Other	75	—
	8,755	87,784
	(4,493)	(8,097)
Changes in non-cash working capital	(11,872)	(2,047)
Increase (decrease) in cash and cash equivalents	(16,365)	(10,144)
Cash and cash equivalents – beginning of period	47,449	31,468
Cash and cash equivalents – end of period	31,084	21,324
Note:
[1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations and cash on hand. The Company expects to fund its 2018 exploration and development program of $41.3 million, including contractual commitments, through the use of working capital and funds flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.
Working capital is the amount by which current assets exceed current liabilities. At March 31, 2018, the Company had a working capital surplus of $45.3 million (December 31, 2017 - surplus of $50.6 million). The decrease to working capital in Q1-2018 is principally due to repayments of the reserves-based facility, cash-paid interest payments and funding of the capital program. The Company's working capital continues to be negatively impacted by a challenging environment for oil and natural gas prices.
At March 31, 2018, the Company had a receivable balance of $18.8 million (December 31, 2017 - $14.2 million) due from EGPC. During the first quarter of 2018, the Company sold 235,930 bbls (Q1-2017 - 303,817 bbls) of inventoried entitlement crude oil to EGPC for $13.2 million (Q1-2017 - $12.7 million) to cover in-country expenditures of the Company's Egyptian operations. Accounts receivable offsets with local operational expenditures totalled $6.5 million and cash collections accounted for $2.2 million. In April 2018, the Company collected an additional $1.0 million in the form of accounts receivable offsets and $0.3 million in cash from EGPC.
At March 31, 2018, the Company had in place the revolving Canadian reserves-based lending facility with ATB totalling C$30.0 million ($24.0 million), of which C$10.7 million ($8.3 million) was outstanding. During Q1-2018, the Company had drawings of C$0.2 million ($0.1 million) and repayments of C$3.3 million ($2.8 million) on this facility.

At March 31, 2018, the Company had in place the prepayment arrangement with Mercuria that allows for a revolving balance to a maximum of $75.0 million, of which $60.0 million is outstanding. During the first quarter of 2018, no repayments were made on this loan.
PRODUCT INVENTORY
Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities and EGPC also owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC approval to schedule liftings and works with EGPC on a continuous basis to schedule tanker liftings. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals granted, as well as the timing and size of tanker liftings in Egypt. As at March 31, 2018, the Company had 1,012,730 barrels of entitlement oil as inventory, which represents approximately six months of entitlement oil production. Inventoried entitlement crude oil increased by 235,976 barrels at March 31, 2018 compared with December 31, 2017. Since the Company began directly marketing its oil on January 1, 2015, both increases and decreases in crude oil inventory levels have been experienced from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows. The Company expects to complete both external sales (tanker liftings) and internal sales to EGPC in 2018, and anticipates that 2018 year-end crude oil inventory will be reduced from 2017 year end levels, subject to the current tanker lifting schedule. Four tanker liftings are currently scheduled in 2018. The first tanker lifting of approximately 452 Mbbls was in April 2018.

Q1-2018	17

	Three months ended	Year ended
(bbls)	March 31, 2018	December 31, 2017
Product inventory, beginning of period	776,754	1,265,080
TransGlobe entitlement production	471,906	2,101,792
EGPC sales	(235,930)	(1,121,391)
Tanker liftings	—	(1,468,727)
Product inventory, end of period	1,012,730	776,754
The first lifting of 2018 was approximately 452,000 bbls and occurred on April 7, 2018 for proceeds of $26.5 million to be received in early May. EGPC has confirmed four liftings will occur in 2018;

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period [1,2]
	Recognized
	in Financial	Contractual	Less than
	Statements	Cash Flows	1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	Yes - Liability	20,772	20,772	—	—
Long-term debt	Yes - Liability	67,167	—	8,291	58,876
Financial derivative instruments	Yes - Liability	14,016	6,312	7,704	—
Office and equipment leases[3]	No	3,901	2,274	1,627	—
Minimum work commitments[4]	No	5,093	5,093	—	—
Total		110,949	34,451	17,622	58,876
Notes:
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at March 31, 2018 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million, of which $5.1 million is remaining. TransGlobe also has a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. As at March 31, 2018, the Company had expended $4.9 million, on the acquisition of 600 square kilometers of 3-D seismic (in 2017), towards meeting the financial and operating commitments.
In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2018.
ASSET RETIREMENT OBLIGATION
At March 31, 2018, TransGlobe recorded an asset retirement obligation ("ARO") of $11.4 million (December 31, 2017 - $12.3 million) for the future abandonment and reclamation costs associated with the Canadian assets. The estimated ARO liability includes assumptions in respect of actual costs to abandon wells and/or reclaim the properties, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 1.77% and 2.23% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates.
Under the terms of the PSCs, TransGlobe is not responsible for ARO in Egypt.
DERIVATIVE COMMODITY CONTRACTS
The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
In conjunction with the prepayment agreement, discussed further in the Liquidity and Capital Resources section in this MD&A, TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's Egypt entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.

Q1-2018	18

There were 11 outstanding derivative commodity contracts as at March 31, 2018 (December 31, 2017 - 11 contracts), the fair values of which have been presented as liabilities on the Company's Condensed Consolidated Interim Balance Sheets.
The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2018:

Financial Brent Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume (bbls)	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
2-Mar-18	Apr-18	3-Way Collar	250,000	53.00	61.15	44.00
12-Apr-17	Jun-18	3-Way Collar	250,000	54.00	63.10	45.00
12-Apr-17	Sep-18	3-Way Collar	250,000	54.00	64.15	45.00
12-Apr-17	Dec-18	3-Way Collar	250,000	54.00	65.45	45.00
23-May-17	Jul 2020 - Dec 2020[1]	3-Way Collar	300,000	54.00	63.45	45.00
31-Aug-17	Jan 2020 - Jun 2020[2]	3-Way Collar	300,000	54.00	61.25	46.50
12-Oct-17	Jan 2019 - Dec 2019[3]	3-Way Collar	396,000	53.00	62.10	46.00
26-Oct-17	Jan 2019 - Dec 2019[4]	3-Way Collar	399,996	54.00	61.35	46.00
1. 50,000 bbls per calendar month through Jul 2020 - Dec 2020
2. 50,000 bbls per calendar month through Jan 2020 - Jun 2020
3. 33,000 bbls per calendar month through Jan 2019 - Dec 2019
4. 33,333 bbls per calendar month through Jan 2019 - Dec 2019

Financial WTI Crude Oil Contracts
Transaction Date	Remaining Period Hedged	Contract	Volume (bbls)[1]	Sold Swap US$/bbl	Bought Put C$/bbl	Sold Call C$/bbl
15-Dec-2017	Apr 2018 to Jun 2018	Swap	15,015	56.35	—	—
15-Dec-2017	Apr 2018 to Jun 2018	Put Option	15,015	—	64.00	—
15-Dec-2017	Apr 2018 to Jun 2018	Call Option	15,015	—	—	75.85
1. 165 bbls per day through January 2018 to June 2018
NEW ACCOUNTING STANDARDS ADOPTED
The Company has adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments effective January 1, 2018. Adoption of these standards has not materially affected the way TransGlobe accounts for its revenues or financial instruments. However, the Company will be including the new disclosures required by IFRS 15.

IFRS 9 (revised) "Financial Instruments: Classification and Measurement"

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments, which replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. For financial liabilities, IFRS 9 stipulates that where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, it incorporates a new expected credit loss model for calculating impairment on financial assets, which will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management.

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Fair value through profit or loss - financial instruments under this classification include cash and cash equivalents, and derivative commodity contracts; and

•	Amortized cost - financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, and long-term debt.

The classification of these financial instruments is included in the Company's Condensed Consolidated Interim Financial Statements.

The Company does not apply hedge accounting. TransGlobe also does not require a provision for credit losses. As a result of adopting IFRS 9, there was no effect on the Company's retained earnings or prior period amounts.

IFRS 15 "Revenue from Contracts with Customers"

Effective January 1, 2018, TransGlobe adopted IFRS 15 Revenue from Contracts with Customers, which replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue from contracts with customers is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the good or services as stipulated in a performance obligation. Determining whether the timing of the transfer of control is at a point in time or over time requires judgement and can significantly affect when revenue is recognized. In addition, the entity must also determine the transaction price and apply it correctly to the goods or services contained in the performance obligation.

Q1-2018	19

The Company's revenue is derived exclusively from contracts with customers, except for immaterial amounts related to interest and other income. Royalties are considered to be part of the price of the sale transaction and are therefore presented as a reduction to revenue. Revenue associated with the sale of crude oil, natural gas and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers. Revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a good or service to a customer. A good or service is transferred when the customer obtains control of the good or service. The transfer of control of oil, natural gas and NGLs usually coincides with title passing to the customer and the customer taking physical possession. TransGlobe mainly satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.
Revenues associated with the sales of the Company’s crude oil in Egypt are recognized by reference to actual volumes sold and quoted market prices in active markets (Dated Brent), adjusted according to specific terms and conditions applicable as per the sales contracts. Revenue is measured at the fair value of the consideration received or receivable. For reporting purposes, the Company records the government’s share of production as royalties and taxes as all royalties and taxes are paid out of the government’s share of production.

Revenues associated with the sale of the Company’s petroleum and natural gas in Canada are recognized when the significant risks and rewards of ownership of the petroleum product have been transferred to the customer. Revenues from the sale of crude oil, natural gas, condensate and NGLs are recognized by reference to actual volumes delivered at contracted delivery points and prices. Prices are determined by reference to quoted market prices in active markets (crude oil - NYMEX WTI, natural gas - AECO C, condensate - NYMEX WTI, NGLs - various based on product), adjusted according to specific terms and conditions as applicable as per the sales contracts. Revenues are recognized prior to the deduction of transportation costs. Revenues are measured at the fair value of the consideration received. TransGlobe pays royalties to the Alberta provincial government and other mineral rights owners in accordance with the established royalty regime.

The Company reviewed its sales contracts with customers and determined IFRS 15 did not have a material impact on its revenue recognition and accordingly no material impact on the Condensed Consolidated Interim Financial Statements. TransGlobe adopted this standard using the modified retrospective approach, whereby the cumulative effect of initial adoption of the standard is recognized as an adjustment to retained earnings. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IASB, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company's internal control over financial reporting during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q1-2018	20

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

		Three months ended March 31
	Notes	2018	2017
REVENUE
Petroleum and natural gas sales, net of royalties	16	$24,715	$22,461
Finance revenue		93	25
		24,808	22,486

EXPENSES
Production and operating		10,465	10,123
Transportation costs		176	198
Selling costs		46	—
General and administrative		3,996	4,446
Foreign exchange gain		(3)	(15)
Finance costs	5	1,348	1,548
Depletion, depreciation and amortization	9	6,848	8,512
Accretion	10	67	60
Loss on financial instruments	4	6,164	3,880
Impairment of exploration and evaluation assets		—	1,191
Gain on disposition of asset		(198)	—
		28,909	29,943

Loss before income taxes		(4,101)	(7,457)

Income tax expense – current		6,019	5,420
NET LOSS FOR THE PERIOD		$(10,120)	$(12,877)

OTHER COMPREHENSIVE LOSS
Currency translation adjustments		(1,004)	(583)
COMPREHENSIVE LOSS FOR THE PERIOD		$(11,124)	$(13,460)

Loss per share
Basic	15	$(0.14)	$(0.18)
Diluted	15	$(0.14)	$(0.18)
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2018	21

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

		As at	As at
	Notes	March 31, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents	6	$31,084	$47,449
Accounts receivable	4	23,251	18,090
Prepaids and other		2,849	4,745
Product inventory	7	15,152	11,474
		72,336	81,758
Non-Current
Intangible exploration and evaluation assets	8	42,386	41,478
Property and equipment
Petroleum and natural gas assets	9	194,534	200,981
Other assets	9	3,435	3,485
		$312,691	$327,702

LIABILITIES
Current
Accounts payable and accrued liabilities		$20,772	$27,104
Derivative commodity contracts	4	6,312	4,015
		27,084	31,119
Non-Current
Derivative commodity contracts	4	7,704	3,955
Long-term debt	11	67,167	69,999
Asset retirement obligation	10	11,444	12,332
Other long-term liabilities		267	290
		113,666	117,695

SHAREHOLDERS’ EQUITY
Share capital	13	152,084	152,084
Accumulated other comprehensive income		1,789	2,793
Contributed surplus		23,471	23,329
Retained earnings		21,681	31,801
		199,025	210,007
		$312,691	$327,702
Commitments and Contingencies (Note 12)
Subsequent Event (Note 18)
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
CEO	Director
Director

22	Q1-2018

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended March 31
	Notes	2018	2017

Share Capital
Balance, beginning and end of period	13	$152,084	$152,084

Accumulated Other Comprehensive Income
Balance, beginning of period		$2,793	$—
Currency translation adjustment		(1,004)	(583)
Balance, end of period		$1,789	$(583)

Contributed Surplus
Balance, beginning of period		$23,329	$22,695
Share-based compensation expense	14	142	219
Balance, end of period		$23,471	$22,914

Retained Earnings
Balance, beginning of period		$31,801	$110,537
Net loss and comprehensive loss		(10,120)	(12,877)
Balance, end of period		$21,681	$97,660
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2018	23

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended March 31
	Notes	2018	2017
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period		$(10,120)	$(12,877)
Adjustments for:
Depletion, depreciation and amortization	9	6,848	8,512
Accretion	10	67	60
Deferred lease inducement		(23)	(22)
Impairment of exploration and evaluation assets		—	1,191
Stock-based compensation	14	267	229
Finance costs	5	1,348	1,548
Income tax expense		6,019	5,420
Unrealized loss on financial instruments	4	6,046	3,880
Unrealized gain on foreign currency translation		(15)	(19)
Gain on asset disposition		(198)	—
Asset retirement obligations settled	10	(297)	—
Income taxes paid		(6,019)	(5,420)
Changes in non-cash working capital	17	(11,078)	(4,999)
Net cash used in operating activities		(7,155)	(2,497)

INVESTING
Additions to intangible exploration and evaluation assets	8	(908)	(10,448)
Additions to petroleum and natural gas assets	9	(3,589)	(194)
Additions to other assets	9	(138)	(76)
Proceeds from asset disposition		198	—
Changes in restricted cash		—	1,950
Changes in non-cash working capital	17	(794)	2,952
Net cash used in investing activities		(5,231)	(5,816)

FINANCING
Financing costs	11	—	(1,500)
Interest paid		(1,248)	(2,191)
Increase in long-term debt	11	141	75,000
Repayment of convertible debentures		—	(73,375)
Repayments of long-term debt	11	(2,797)	—
Net cash used in financing activities		(3,904)	(2,066)
Currency translation differences relating to cash and cash equivalents		(75)	235
NET DECREASE IN CASH AND CASH EQUIVALENTS		(16,365)	(10,144)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		47,449	31,468
CASH AND CASH EQUIVALENTS, END OF PERIOD		$31,084	$21,324
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

24	Q1-2018

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2018 and December 31, 2017 and for the periods ended March 31, 2018 and 2017
(Unaudited - Expressed in US Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation ("TransGlobe" or the "Company") is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe together with its subsidiaries is engaged primarily in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of March 31, 2018. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2017 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 8, 2018.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Consolidated Financial Statements for the year ended December 31, 2017, except as noted below in Note 3.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents that have been measured at fair value. The method used to measure fair value is discussed further in Note 4.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (US) dollars. All references to $ are to US dollars and references to C$ are to Canadian dollars, and all values are rounded to the nearest thousand except when otherwise indicated.
TransGlobe Energy Corporation's functional currency is the Canadian dollar, and the functional currency of all its subsidiaries is the US dollar. TransGlobe Energy Corporation's functional currency is the Canadian dollar as the parent company owns Canadian producing assets and therefore generates revenues and incurs costs that are denominated predominantly in Canadian dollars.
Foreign currency translations include the translation of foreign currency transactions and the translation of the Canadian functional currency operation. Foreign currency translations occur when translating transactions in foreign currencies to the applicable functional currency of TransGlobe Energy Corporation and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Translations occur as follows:
• Income and expenses are translated at the prevailing rates on the date of the transaction
• Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
• Monetary items are translated at the prevailing rates at the balance sheet date

Translation gains and losses from Canadian operations occur when translating the financial statements of TransGlobe Energy Corporation (non-US functional currency) to the US dollar. These translation gains and losses are recorded as currency translation adjustments and presented as other comprehensive income on the Consolidated Statements of Loss and Comprehensive Loss. Translations occur as follows:
• Income and expenses are translated at the average exchange rates for the period
• Assets and liabilities are translated at the prevailing rates on the balance sheet date
3. NEW ACCOUNTING STANDARDS ADOPTED
The Company has adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments effective January 1, 2018. Adoption of these standards has not materially affected the way TransGlobe accounts for its revenues or financial instruments. However, the Company will be including the new disclosures required by IFRS 15.

IFRS 9 (revised) "Financial Instruments: Classification and Measurement"

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments, which replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of

Q1-2018	25

its financial assets. For financial liabilities, IFRS 9 stipulates that where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, it incorporates a new expected credit loss model for calculating impairment on financial assets, which will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management.

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Fair value through profit or loss - financial instruments under this classification include cash and cash equivalents, and derivative commodity contracts; and

•	Amortized cost - financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, and long-term debt.

Refer to Note 4 for the classification of these financial instruments.

The Company does not apply hedge accounting. TransGlobe also does not require a provision for credit losses, as discussed further in Note 4. As a result of adopting IFRS 9, there was no effect on the Company's retained earnings or prior period amounts.

IFRS 15 "Revenue from Contracts with Customers"

Effective January 1, 2018, TransGlobe adopted IFRS 15 Revenue from Contracts with Customers, which replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue from contracts with customers is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the good or services as stipulated in a performance obligation. Determining whether the timing of the transfer of control is at a point in time or over time requires judgement and can significantly affect when revenue is recognized. In addition, the entity must also determine the transaction price and apply it correctly to the goods or services contained in the performance obligation.
The Company's revenue is derived exclusively from contracts with customers, except for immaterial amounts related to interest and other income. Royalties are considered to be part of the price of the sale transaction and are therefore presented as a reduction to revenue. Revenue associated with the sale of crude oil, natural gas and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers. Revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a good or service to a customer. A good or service is transferred when the customer obtains control of the good or service. The transfer of control of oil, natural gas and NGLs usually coincides with title passing to the customer and the customer taking physical possession. TransGlobe mainly satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.
Revenues associated with the sales of the Company’s crude oil in Egypt are recognized by reference to actual volumes sold and quoted market prices in active markets (Dated Brent), adjusted according to specific terms and conditions as applicable as per the sales contracts. Revenue is measured at the fair value of the consideration received or receivable. For reporting purposes, the Company records the government’s share of production as royalties and taxes as all royalties and taxes are paid out of the government’s share of production.

Revenues associated with the sale of the Company’s petroleum and natural gas in Canada are recognized when the significant risks and rewards of ownership of the petroleum product have been transferred to the customer. Revenues from the sale of crude oil, natural gas, condensate and NGLs are recognized by reference to actual volumes delivered at contracted delivery points and prices. Prices are determined by reference to quoted market prices in active markets (crude oil - NYMEX WTI, natural gas - AECO C, condensate - NYMEX WTI, NGLs - various based on product), adjusted according to specific terms and conditions applicable as per the sales contracts. Revenues are recognized prior to the deduction of transportation costs. Revenues are measured at the fair value of the consideration received. TransGlobe pays royalties to the Alberta provincial government and other mineral rights owners in accordance with the established royalty regime.

The Company reviewed its sales contracts with customers and determined IFRS 15 did not have a material impact on its revenue recognition and accordingly no material impact on the Condensed Consolidated Interim Financial Statements. TransGlobe adopted this standard using the modified retrospective approach, whereby the cumulative effect of initial adoption of the standard is recognized as an adjustment to retained earnings. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard.
Revenue segregated by product type and geographical market is found in Note 16.
4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial liabilities at fair value through profit or loss. Both are measured at fair value with changes being recognized through earnings. Accounts receivable are classified as assets amortized at cost; accounts payable and accrued liabilities, and long-term debt are classified as liabilities amortized at cost, all of which are measured initially at fair value, then at amortized cost after initial recognition. Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.

Q1-2018	26

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2018		December 31, 2017
	Carrying	Fair	Carrying	Fair
Classification ($000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	31,084	31,084	47,449	47,449
Financial assets amortized at cost	23,251	23,251	18,090	18,090
Financial liabilities at fair value through profit or loss	14,016	14,016	7,970	7,970
Financial liabilities amortized at cost	87,939	89,067	97,103	98,329
Assets and liabilities at March 31, 2018 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents, and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Derivative commodity contracts
The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
In conjunction with the prepayment agreement (discussed further in Note 11), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's Egypt entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.
There were 11 outstanding derivative commodity contracts as at March 31, 2018 (December 31, 2017 - 11 contracts), the fair values of which have been presented as liabilities on the Condensed Consolidated Interim Balance Sheets.
The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2018:

Financial Brent Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
2-Mar-18	Apr-18	3-Way Collar	250,000	53.00	61.15	44.00
12-Apr-17	Jun-18	3-Way Collar	250,000	54.00	63.10	45.00
12-Apr-17	Sep-18	3-Way Collar	250,000	54.00	64.15	45.00
12-Apr-17	Dec-18	3-Way Collar	250,000	54.00	65.45	45.00
23-May-17	Jul 2020 - Dec 2020[1]	3-Way Collar	300,000	54.00	63.45	45.00
31-Aug-17	Jan 2020 - Jun 2020[2]	3-Way Collar	300,000	54.00	61.25	46.50
12-Oct-17	Jan 2019 - Dec 2019[3]	3-Way Collar	396,000	53.00	62.10	46.00
26-Oct-17	Jan 2019 - Dec 2019[4]	3-Way Collar	399,996	54.00	61.35	46.00
1. 50,000 barrels ("bbls") per calendar month through Jul 2020 - Dec 2020
2. 50,000 bbls per calendar month through Jan 2020 - Jun 2020
3. 33,000 bbls per calendar month through Jan 2019 - Dec 2019
4. 33,333 bbls per calendar month through Jan 2019 - Dec 2019

Financial WTI Crude Oil Contracts
Transaction Date	Remaining Period Hedged	Contract	Volume bbl[1]	Sold Swap US$/bbl	Bought Put C$/bbl	Sold Call C$/bbl
15-Dec-2017	Apr 2018 to Jun 2018	Swap	15,015	56.35	—	—
15-Dec-2017	Apr 2018 to Jun 2018	Put Option	15,015	—	64.00	—
15-Dec-2017	Apr 2018 to Jun 2018	Call Option	15,015	—	—	75.85
1. 165 bbls per day through January 2018 to June 2018

Q1-2018	27

The loss on financial instruments for the three months ended March 31, 2018 and 2017 comprised the following:

	Three months ended March 31
(000s)	2018	2017
Realized derivative loss on commodity contracts settled during the period	$118	$—
Unrealized derivative loss on commodity contracts outstanding at March 31	6,046	3,729
Unrealized loss on financial instruments	—	151
	$6,164	$3,880
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.
Trade and other receivables are analyzed in the table below. The majority of the overdue receivables are due from the Egyptian General Petroleum Company ("EGPC").

(000s)
Trade Receivables	March 31, 2018	December 31, 2017
Neither impaired nor past due	$10,966	$10,534

Not impaired and past due in the following period
Within 30 days	4,854	3,804
31-60 days	4,633	2,575
61-90 days	1,734	—
Over 90 days	1,064	1,177
	$23,251	$18,090
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company did not complete any direct crude sale shipments to third party buyers in Q1-2018. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the first quarter of 2018, the Company sold 235,930 barrels of inventoried entitlement crude oil to EGPC for $13.2 million to cover in-country expenditures of the Company's Egyptian operations. The Company collected $8.7 million of accounts receivable from EGPC during Q1-2018. As at March 31, 2018, $18.8 million (December 31, 2017 - $14.2 million) of the total accounts receivable balance of $23.3 million (January 1, 2018 - 18.1 million) is due from EGPC. The Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.
In previous years, the Company has experienced delays in the collection of accounts receivable from the Egyptian government. The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC, which increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all receivables outstanding from EGPC. The Company's credit risk, as it relates to accounts receivable from EGPC, has now been reduced due to significant collections from EGPC. EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company enjoys a 30-day collection cycle on liftings as a result of direct marketing to third party international buyers. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. All accounts receivable are in good standing and collection is not considered to be at risk.
5. FINANCE COSTS
Finance costs recognized in earnings were as follows:

	Three months ended March 31
(000s)	2018	2017
Interest on long-term debt	$1,140	$128
Interest on reserves-based lending facility	110	—
Amortization of deferred financing costs	98	49
Interest on note payable	—	282
Interest on convertible debenture	—	1,089
Finance costs	$1,348	$1,548

28	Q1-2018

6. CASH AND CASH EQUIVALENTS

(000s)	March 31, 2018	December 31, 2017
Cash	$19,944	$46,051
Cash equivalents	11,140	1,398
	$31,084	$47,449
As at March 31, 2018, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.
7. PRODUCT INVENTORY
Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis.
As at March 31, 2018, the Company had 1,012,730 barrels of entitlement oil in inventory valued at approximately $14.96 per barrel (December 31, 2017 - 776,754 barrels valued at approximately $14.77 per barrel).
8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2017	$41,478
Additions	908
Balance at March 31, 2018	$42,386
9. PROPERTY AND EQUIPMENT

	Petroleum & Natural Gas Assets	Other Assets
(000s)			Total
Balance at December 31, 2017	$652,831	$15,525	$668,356
Additions	3,589	138	3,727
Changes in estimate for asset retirement obligations	(266)	—	(266)
Foreign exchange	(1,829)	—	(1,829)
Balance at March 31, 2018	$654,325	$15,663	$669,988

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2017	$451,850	$12,040	$463,890
Depletion, depreciation and amortization for the period[1]	7,941	188	8,129
Balance at March 31, 2018	$459,791	$12,228	$472,019
1. Depletion, depreciation and amortization for the period include amounts capitalized to product inventory for barrels produced but not sold in the period.

Net Book Value
At December 31, 2017	$200,981	$3,485	$204,466
At March 31, 2018	$194,534	$3,435	$197,969

Q1-2018	29

10. ASSET RETIREMENT OBLIGATION

(000s)
Balance at December 31, 2016	$12,099
Acquisitions through business combination	—
Additional obligations recognized	—
Changes in estimates for asset retirement obligations	(236)
Obligations settled	(695)
Asset retirement obligation accretion	256
Changes in discount rates	—
Effect of movements in foreign exchange rates	908
Balance at December 31, 2017	$12,332
Acquisitions through business combination	—
Additional obligations recognized	—
Changes in estimates for asset retirement obligation	(266)
Obligations settled	(297)
Asset retirement obligation accretion	67
Changes in discount rates	—
Effect of movements in foreign exchange rates	(392)
Balance at March 31, 2018	$11,444

TransGlobe has estimated the net present value of its asset retirement obligation to be $11.4 million as at March 31, 2018 (December 31, 2017 - $12.3 million) based on a total undiscounted future liability, after inflation adjustment, of $19.1 million (December 31, 2017 - $19.6 million). These payments are expected to be made between 2018 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.77% and 2.23% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum.
As at March 31, 2018 and December 31, 2017, the entire asset retirement obligation balance relates to the Company's Canadian operations.
11. LONG-TERM DEBT
The Company's interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2018, the significant interest-bearing loans and borrowings related to the Prepayment Agreement and Reserves-Based Lending Facility are as described below.

(000s)	March 31, 2018	December 31, 2017
Prepayment agreement	$58,876	$58,792
Reserves-based lending facility	8,291	11,207
	$67,167	$69,999
The following table reconciles the changes in TransGlobe's long-term debt:

(000s)
Balance at December 31, 2017	$69,999
Advances - reserves based lending facility	141
Repayment of long-term debt	(2,797)
Amortization of deferred financing costs	98
Effect of movements in foreign exchange rates	(274)
Balance at March 31, 2018	$67,167
Prepayment Agreement
On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria Energy Trading SA ("Mercuria") of Geneva, Switzerland.
TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021 and advances bear interest at a rate of LIBOR plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. The prepayment agreement is classified as long-term debt in the Company's financial statements. Financing costs of $1.5 million included in long-term debt in Q1-2017 are being amortized over the term of the agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the prepayment agreement. These covenants are tested on June 30 and December 31 of each year for the life of the prepayment agreement. The financial covenants are as follows:

Q1-2018	30

•
the ratio of the Company's total consolidated indebtedness (calculated by including any outstanding letters of credit or bank guarantees and adding back any cash held by the Company on a consolidated basis) on each financial covenant test date to the Company's consolidated net cash generated by (used in) operating activities (where net cash generated includes the fair market value of crude oil inventory held as at the financial covenant test date) for the trailing 12-month period period ending on that financial covenant test date will not exceed 4.0:1.0;

•
the ratio of Current Assets of the Company on a consolidated basis (calculated, in the case of crude oil inventory, by adjusting the value to market value) to Current Liabilities of the Company on a consolidated basis on each financial covenant test date will not be less than 1.0:1.0; and

•
the ratio of the parent's non-consolidated asset value to the aggregate amount of indebtedness outstanding under the advance documents on each financial covenant test date will not be less than 2.0:3.0.

The Company is also subject to a cover ratio provision. The cover ratio, defined as the value of forecast entitlement crude oil production on a forward 12 month basis divided by prepayment service obligations, must not be less than 1.25:1.0. In the event the cover ratio falls below 1.25:1.0, TransGlobe must:

•	reimburse in cash the relevant portion of the advances such that the cover ratio becomes equal to or greater than 1.25:1.0; and/or

•	amend the initial commercial contract to extend its duration and amend the maturity date under the agreement.
The cover ratio at March 31, 2018 was 1.54:1.00, which is in compliance with the covenant.
Reserves-Based Lending Facility

As at March 31, 2018, the Company had in place a revolving Canadian reserves-based lending facility with Alberta Treasury Branches ("ATB") totalling C$30.0 million ($24.0 million), of which C$10.7 million ($8.3 million) was drawn.

The facility borrowing base is re-calculated no less frequently than on a semi-annual basis of May 31 and November 30 of each year, or as requested by the lender. The lender shall notify the Company of each change in the amount of the borrowing base. In the event the lender re-calculates the borrowing base to be an amount less than the borrowings outstanding under the facility, the Company shall repay the difference between such borrowings outstanding and the new borrowing base within 45 days of receiving notice of the new borrowing base.

The Company may request an extension of the term date by no later than 90 days prior to the then current term date and the lender may, in its sole discretion, agree to extend the term date for a further period of 364 days. Unless extended, any unutilized amount of the facility will be cancelled and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The original term date was set at May 11, 2018, however the Company has been granted an extension to May 11, 2019. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date. If no extension is granted by the lender, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing 12 months cash flow ratio. The revolving reserves-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million included in long-term debt are being amortized over the term of the agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the agreement. These financial measures are defined by the agreement as follows:

•
the Company shall not permit the working capital ratio (calculated as current assets plus any undrawn availability under the facility, to current liabilities less any amount drawn under the facility) to fall below 1:00:1:00. The working capital ratio as at March 31, 2018 is 1.91:1.00, the Company is in compliance with the covenant; and

•
permit the ratio of net debt to trailing cash flows as at the end of any fiscal quarter to exceed 3:00:1:00. According to the agreement net debt is, as of the end of any fiscal quarter and as determined in accordance with IFRS on an non-consolidated basis, and without duplication, an amount equal to the amount of total debt less current assets. Trailing cash flow is defined as the two most recently completed fiscal quarters, annualized.

The net debt to trailing cash flows ratio as at March  31, 2018 is 0.12:1.00, which is in compliance with the covenant.
The estimated future debt payments on long-term debt as of March 31, 2018 are as follows:

(000s)
2019	$8,291
2021	58,876
$67,167

12. COMMITMENTS AND CONTINGENCIES
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million, of which $5.1 million is remaining, and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. As at March 31, 2018, the Company had expended $4.9 million towards meeting the financial and operating commitment, with the acquisition of 600 square kilometers of 3-D seismic in 2017.
In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Q1-2018	31

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2018.
13. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Three months ended		Year ended
	March 31, 2018		December 31, 2017
(000s)	Shares	Amount	Shares	Amount
Balance, beginning and end of period	72,206	$152,084	72,206	$152,084

14. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted-average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three months ended		Year ended
	March 31, 2018		December 31, 2017
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	4,959	5.10	6,046	6.87
Granted	—	—	1,043	2.16
Forfeited	—	—	(1,281)	6.75
Expired	(1,154)	9.13	(849)	11.43
Options outstanding, end of period	3,805	3.88	4,959	5.10
Options exercisable, end of period	2,175	4.81	2,925	6.87
Stock options
Compensation expense of $0.1 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss and Contributed Surplus during the three-month period ended March 31, 2018 (Q1-2017 - $0.2 million) for equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually in equal instalments over a three-year period and expire five years after the grant date. No employee stock options were exercised during the three-month periods ended March 31, 2018 and 2017. As at March 31, 2018 and December 31, 2017, the entire balance in Contributed Surplus related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
The Company has in place a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually in equal instalments over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except the number of PSUs that ultimately vest is dependent on the Company achieving certain performance targets and objectives as set by the board of directors. Depending on the Company's performance, vested PSUs granted prior to 2017 can range between 50% and 150% of the original PSU grant, and 0% to 200% for PSUs granted in 2017. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.

32	Q1-2018

The number of RSUs, PSUs and DSUs outstanding as at March 31, 2018 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s)	Units	Units	Units
Units outstanding, beginning of period	970	1,376	595
Granted	35	9	—
Forfeited	(23)	(19)	—
Units outstanding, end of period	982	1,366	595
In Q1-2018, compensation expense of $0.2 million (Q1-2017 - $nil) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss for share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheets. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
15. PER SHARE AMOUNTS
The weighted-average number of common shares outstanding (basic and diluted) for the three months ended March 31, 2018 was 72,205,369 (Q1-2017 - 72,205,369). These outstanding share amounts were used to calculate loss per share in the respective periods.
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2018, the Company excluded 3,804,553 stock options (Q1-2017 – 3,983,300) as their exercise price was greater than the average common share market price in the period.
16. SEGMENTED INFORMATION
The Company has two reportable operating segments for the three months ended March 31, 2018: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production, and the acquisition of oil and gas properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets, which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
TransGlobe's management regularly reviews funds flow from operations generated by each of TransGlobe's operating segments. Funds flow from operations is a measure of profit or loss that provides TransGlobe's management with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to sustain capital, enable future growth through capital investment and to repay debt.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

Q1-2018	33

	Egypt		Canada		Corporate		Total
	Three months ended		Three months ended		Three months ended		Three months ended
	March 31		March 31		March 31		March 31
(000s)	2018	2017	2018	2017	2018	2017	2018	2017
Revenue
Oil sales	$46,302	$41,040	$3,472	$2,487	$—	$—	$49,774	$43,527
Natural gas sales	—	—	947	1,245	—	—	947	1,245
Natural gas liquids sales	—	—	2,230	1,781	—	—	2,230	1,781
Less: Royalties	26,971	22,915	1,265	1,177	—	—	28,236	24,092
Total revenue, net of royalties	19,331	18,125	5,384	4,336	—	—	24,715	22,461

Finance revenue	23	2	—	—	70	23	93	25
Total segmented revenue	19,354	18,127	5,384	4,336	70	23	24,808	22,486

Segmented expenses
Production and operating	8,462	8,546	2,003	1,577	—	—	10,465	10,123
Transportation costs	—	—	176	198	—	—	176	198
Selling costs	46	—	—	—	—	—	46	—
G&A	1,281	1,690	300	251	2,415	2,505	3,996	4,446
Stock-based compensation	—	—	—	—	(267)	(229)	(267)	(229)
Lease inducement	—	—	—	—	23	22	23	22
Settlement of ARO	—	—	297	—	—	—	297	—
Realized foreign exchange loss	—	—	—	—	12	4	12	4
Realized derivative loss on commodity contracts	(20)	—	138	—	—	—	118	—
Gain on asset disposition	—	—	(198)	—	—	—	(198)	—
Proceeds from asset disposition	—	—	198	—	—	—	198	—
Income tax expense	6,019	5,420	—	—	—	—	6,019	5,420
Segmented funds flow from operations	$3,566	$2,471	$2,470	$2,310	$(2,113)	$(2,279)	$3,923	$2,502

Reconciliation of funds flow from operations to net loss:
Funds flow from operations							$3,923	$2,502
Depletion, depreciation and amortization							(6,848)	(8,512)
Accretion							(67)	(60)
Deferred lease inducement							23	22
Impairment of exploration and evaluation assets							—	(1,191)
Stock-based compensation							(267)	(229)
Finance costs							(1,348)	(1,548)
Income tax expense							(6,019)	(5,420)
Unrealized loss on financial instruments							(6,046)	(3,880)
Unrealized gain on foreign currency translation							15	19
Asset retirement obligations settled							297	—
Gain from asset disposition							198	—
Income taxes paid							6,019	5,420
Net loss							$(10,120)	$(12,877)

Capital expenditures
Exploration and development	$4,352	$10,670	$275	$48	$—	$—	$4,627	$10,718
Corporate	—	—	—	—	8	—	8	—
Total capital expenditures							$4,635	$10,718

Q1-2018	34

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2018
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$20,575	$2,228	$22,803
Intangible exploration and evaluation assets	42,386	—	42,386
Property and equipment
Petroleum and natural gas assets	125,376	69,158	194,534
Other assets	2,405	28	2,433
Other	38,174	1,743	39,917
Segmented assets	228,916	73,157	302,073
Non-segmented assets			10,618
Total assets			$312,691

Liabilities
Accounts payable and accrued liabilities	$12,831	$2,466	$15,297
Derivative commodity contracts	13,742	274	14,016
Long-term debt	58,876	8,291	67,167
Asset retirement obligation	—	11,444	11,444
Segmented liabilities	85,449	22,475	107,924
Non-segmented liabilities			5,742
Total liabilities			$113,666

December 31, 2017
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$14,956	$2,684	$17,640
Intangible exploration and evaluation assets	41,478	—	41,478
Property and equipment
Petroleum properties	127,363	73,618	200,981
Other assets	2,381	27	2,408
Other	49,769	3,467	53,236
Segmented assets	235,947	79,796	315,743
Non-segmented assets			11,959
Total assets			$327,702

Liabilities
Accounts payable and accrued liabilities	$17,035	$4,004	$21,039
Derivative commodity contracts	7,813	157	7,970
Long-term debt	58,792	11,207	69,999
Asset retirement obligation	—	12,332	12,332
Segmented liabilities	83,640	27,700	111,340
Non-segmented liabilities			6,355
Total liabilities			$117,695

Q1-2018	35

17. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three months ended March 31
(000s)	2018	2017
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$(5,161)	$(7,006)
Prepaids and other	2,149	(132)
Product inventory[1]	(2,398)	(1,470)
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities	(5,668)	3,609
	$(11,078)	$(4,999)
Note:
[1] The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

Investing Activities
Increase in current assets
Prepaids and other	$(3)	$—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(791)	2,952
	$(794)	$2,952
18. SUBSEQUENT EVENT
Approximately 452,000 bbls of the Company's Egyptian entitlement crude oil was lifted in April 2018 for proceeds of $26.5 million.

36	Q1-2018

Q1-2018	37

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS	TRANSFER AGENT
Computershare Trust Company of Canada
Robert G. Jennings (1)	600, 530 8th Avenue S.W.
Chairman	Calgary, Alberta T2P 3S8

Ross G. Clarkson	LEGAL COUNSEL
Chief Executive Officer	Burnet, Duckworth & Palmer LLP
Calgary, Alberta
Lloyd W. Herrick
Vice President & COO	AUDITORS
Deloitte LLP
Matthew Brister (3)	Calgary, Alberta

David B. Cook (1)(2)	EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Fred J. Dyment (1)(2)	Calgary, Alberta

G. R. (Bob) MacDougall (3)	BANKS
Sumitomo Mitsui Banking Corporation Europe Limited
Susan M. MacKenzie (2)(3)	London, Great Britain

Steven W. Sinclair (1)	Alberta Treasury Branches
Calgary, Alberta, Canada
(1) Audit Committee
(2) Compensation Human Resources & Governance Committee
(3) Reserves Health Safety & Social Responsibility Committee
INVESTOR RELATIONS
Telephone: 403-264-9888
investor.relations@trans-globe.com
OFFICERS
PUBLIC RELATIONS
Ross G. Clarkson	FTI Consulting Inc.
Chief Executive Officer	Telephone: +44 (0) 203 727 1000
Email: energy@fticonsulting.com
Randy C. Neely
President	WEBSITE
www.trans-globe.com
Lloyd W. Herrick
Vice President & Chief Operating Officer	HEAD OFFICE
2300, 250 – 5th Street S.W.
Edward D. Ok	Calgary, Alberta, Canada T2P 0R4
Vice President, Finance & Chief Financial Officer	Telephone: (403) 264-9888
Facsimile: (403) 770-8855
Brett Norris
Vice President, Exploration	EGYPT OFFICE
6 Badr Towers, 10th Floor
Marilyn A. Vrooman-Robertson	Ring Road
Corporate Secretary	New Maadi, Cairo, Egypt

www.trans-globe.com
TSX: TGL NASDAQ: TGA